

Mail Stop 4561

October 7, 2016

James Cassidy, Esq.
President
Lark Street Acquisition Corporation, et al.
9454 Wilshire Boulevard, Suite 612
Beverly Hills, California 90212

> **Re: Lark Street Acquisition Corporation**
> **Registration Statement on Form 10-12(g)**
> **Filed August 9, 2016**
> **File No. 000-55670**
>
> **Heron Street Acquisition Corporation**
> **File No. 000-55671**
>
> **Starling Street Acquisition Corporation**
> **File No. 000-55672**
>
> **Dove Street Acquisition Corporation**
> **File No. 000-55673**
>
> **Robin Street Acquisition Corporation**
> **File No. 000-55674**
>
> **Crow Street Acquisition Corporation**
> **File No. 000-55675**
>
> **Hawk Street Acquisition Corporation**
> **File No. 000-55676**
>
> **Wren Street Acquisition Corporation**
> **File No. 000-55677**
>
> **Finch Street Acquisition Corporation**
> **File No. 000-55678**
>
> **Sparrow Street Acquisition Corporation**
> **File No. 000-55679**

James Cassidy
Lark Street Acquisition Corporation, et al.
October 7, 2016
Page 2

Dear Mr. Cassidy:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Lee W. Cassidy, Esq.
       Cassidy & Associates